[redacted]

08032304

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25819

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Securities Investment, Inc., d/b/a Howard Gary & Company, A Municipal Securities Investment, Firm

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4141 North Miami Avenue, Suite 307
(No. and Street)

Miami, Florida 33127-2869
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Howard V. Gary, President and C.E.O. -- 305.571/1380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUL 10 2008
THOMSON REUTERS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Douglas R. Lupisell, CPA, PA
(Name – *if individual, state last, first, middle name*)

939 N.E. 125 Street, Noth Miami, Florida 33161
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
JUN 4 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kishor M. Parekh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Securities Investment, Inc., d/b/a Howard Gary & Company, as of 12/31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Senior Vice President

Title

Notary Public

VIVIANA MEDRANO
Notary Public
Commonwealth of Virginia
Reg. #298228
My Commission Exps. Dec. 31, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Douglas R. Lupisell, C.P.A., P.A.
939 N.E. 125 Street
North Miami, Florida 33161
Phone: (786) 621-5567
Fax: (786) 621-

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
M Securities Investment, Inc.

I have audited the accompanying statements of financial condition of M Securities Investment, Inc. d/b/a Howard Gary & Company as of December 31, 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the year ended that you are filing pursuant to Rule 17-a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I perform the audit to obtain reasonable assurance about whether the financial statements are free of misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M Securities Investment, Inc., d/b/a Howard Gary & Company as of December 31, 2007, and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information, has been subjected to the auditing procedures applied in the audit of basic financial statements and, in my opinion, is fairly stated in all material aspects in relation to the basic financial statements as a whole.

Douglas R. Lupisell, CPA

Miami, Florida
February 28, 2008

M SECURITIES INVESTMENT, INC.
D/B/A HOWARD GARY COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS	2007
Cash, including certificates of deposit	$1,931,584
Restricted cash	100,000
Prepaids	743
	2,032,327
Property and equipment, Net	3,416
Total assets	$2,035,743
LIABILITIES AND STOCKHOLDERS EQUITY	
Liabilities:	
Management fee payable	212,325
Accrued expenses	12,500
Accrued interest payable, related party	527,360
Total current liabilities	752,185
Long term liabilities:	
Subordinated loans payable, related party	468,000
Total liabilities	1,220,185
Stockholders' equity:	
Common stock, no par value; 100 shares authorized, issued and outstanding	6,000
Additional paid-in capital	854
Retained earnings	808,704
Total stockholders' equity	815,558
Total liabilities and stockholders' equity	$2,035,743

SEE ACCOMPANYING NOTES TO AUDITED FINANCIAL STATEMENTS

END